Consent of Independent Registered Public Accounting Firm

Manas Petroleum Corporation (An Exploration Stage Company)
Nevada

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated March 17, 2010, relating to the consolidated financial statements of Manas Petroleum Corporation as of December 31, 2009, for the year ended December 31, 2009 and the period from May 25, 2004 (date of inception) to December 31, 2009, which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

We also consent to the reference to us under the caption "Experts" in the Prospectus.

Zurich, February 1, 2011

BDO Visura International AG

/s/Andreas Wyss
Andreas Wyss
Auditor in Charge

/s/Christoph Tschumi
Christoph Tschumi